BRF'S NET REVENUE REACHES R$8.9 BILLION IN 4Q17

Effects from Weak Flesh Operation harmed the company's results, which recorded net revenues of R$33.5 billion in the full-year and Adjusted EBITDA of R$2.9 billion

São Paulo, February 22, 2018 - BRF's net operating revenue amounted to R$8.9 billion in the fourth quarter of 2017 (4Q17), up 3.6% over the same quarter in 2016. The result reflects the greater volume of sales recorded in the period, which totaled 1.3 million tonnes of food, driven mainly by the sales of Christmas season products in Brazil and the Southern Cone. The gross profit of the company reached R$1.9 billion, Adjusted EBITDA totaled R$645 million, and Capex totaled R$310 million.

As for the full-year results, net operating revenue totaled R$33.5 billion, a drop of 0.8% compared to 2016. Gross profit amounted to R$6.9 billion, while Adjusted EBITDA totaled R$2.9 billion. Meanwhile, Capex reached R$1.6 billion. Full-year 2017 reported a net loss of R$1.1 billion, reflecting the adverse financial and operational impacts of 2017, which totaled R$772 million.

A significant proportion of the adverse results recorded in 2017 - about 50% of them - arose from the direct effects of the Weak Flesh Operation. The operation has led to the closure of many markets, generated discounts on export prices and brought relevant obstacles in the production chain, driving to relevant impacts on the company's results.

Volumes and Markets

Throughout 2017, BRF marketed approximately 5 million tonnes of food around the world, with emphasis on the line of processed products, which amounted to more than 43% of the company's sales. Respectively, the divisions that contributed most to this figure were Brazil, International (which includes sales in Africa, Asia, the Americas and Europe), OneFoods (comprising the business conducted in the Muslim market) and the Southern Cone (covering the activities carried out in Argentina, Paraguay, and Uruguay).

In Brazil, the highlight was the recovery of market share in important categories. In 4Q17, the company improved its results in the segments of ready meals, margarine, and cold cuts. For the third consecutive quarter, BRF's market share also grew. According to the latest Nielsen report, the company reached 55.3% of market share, a gain of 0.7% compared to the previous quarter. The net revenues obtained in this market totaled R$4.2 billion in 4Q17 and totaled R$15.2 billion in the full-year 2017.

OneFoods also registered an increase of market share in 2017, with more than 1 million tonnes of foods marketed in the year. The total market share of the company in the Gulf countries was 41.6%, up 1.1 p.p. compared to the same period of the previous year. The division's net revenue totaled R$1.9 billion in the quarter, reaching R$6.7 billion in the full-year.

Meanwhile, net revenue in the international division totaled R$2.0 billion in the 4Q17 and R$8.5 billion in the full-year. The division marketed more than 1.2 million tonnes of food in 2017, of which more than 85% of these sales occurred in Asia and Europe, pushed mainly by fresh poultry.

In the Southern Cone division, net revenue totaled R$517 million in 4Q17 and R$1.9 billion in the full-year. More than 200 thousand tonnes of food was marketed by the division in 2017, with an emphasis on processed foods.

Investments

BRF invested R$310 million in the fourth quarter of 2017. Of this amount, R$130 million was allocated to growth, efficiency and support; R$177 million for biological assets; and R$3 million for leasing and other investments. The reduction of the level of investment of the company - compared to the same quarter of the previous year - reflects the commitment of the company with more judicious capital allocation, as well as with a trajectory of reduction in the leverage ratio.

About BRF

BRF is one of the largest food companies in the world, with more than 30 brands in its portfolio, among them, Sadia, Perdigão, Qualy, Paty, Dánica, Bocatti, and Vienissima. Its products are sold in more than 150 countries on five continents. More than 100,000 employees work in the company, which holds more than 50 plants in eight countries (Argentina, Brazil, the United Arab Emirates, Indonesia, Malaysia, the United Kingdom, Thailand, and Turkey).